

September 23, 2010

Thomas E. Skains
Chairman, Chief Executive Officer, President
Piedmont Natural Gas Company, Inc.
4720 Piedmont Row Drive
Charlotte, North Carolina 28210

  Re: **Piedmont Natural Gas Company, Inc.**
     Form 10-K for the Fiscal Year Ended October 31, 2009
     Filed December 23, 2009
     Preliminary Proxy Statement on Schedule 14A
     Filed January 11, 2010
     File No. 001-06196

Dear Mr. Skains:

  We have reviewed your letter dated September 17, 2010 and have the following comment. You should comply with the comment in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

1. We note in your response to comment 3 in our letter dated August 23, 2010 that you use the Hay Group's Industrial Executive Compensation Report as a reference point to benchmark material elements of compensation, but that the identities of the companies included in the report are not known or considered by the compensation committee. If the list of companies in this report is available on Hay Group's website, please disclose the web page where investors can find this information.

Please contact Robert Errett, Staff Attorney at (202) 551-3225 or Brigitte Lippmann, Special Counsel at (202) 551-3713 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director